Exhibit 99.1

Stellantis Reports Q3 2026 Estimated Consolidated Shipments of 1.3 Million Units, Down 1% Year-Over-Year

•Enlarged Europe Shipments Rise 10% on BEV Growth; North America Down 12% Following Planned Production Shutdowns

AMSTERDAM, October 13, 2026 – Stellantis N.V. today released its estimated consolidated shipments for Q3 2026. The term “shipments” describes the volume of vehicles delivered to dealers, distributors, or directly from the Company to retail and fleet customers, which generally drive revenue recognition.

Consolidated shipments for the three months ended September 30, 2026, were an estimated 1.3 million units, down 1% year-over-year. BEV growth in Enlarged Europe was offset by lower volumes in North America, reflecting the planned summer production shutdown, and in Middle East & Africa, mainly due to a drop in the Turkish market.

•In North America, Q3 shipments declined by approximately 47 thousand units, or 12% year-over-year, primarily due to planned production downtime largely affecting certain Jeep® models, including the Grand Cherokee and Compass, each decreasing by approximately 25 thousand units year-over-year. The decrease in shipments was partially offset by stronger Ram performance, with shipments increasing by approximately 17 thousand units year-over-year, driven by demand for new and refreshed products and expanded powertrain offerings, including the Ram 1500 light-duty HEMI® V8 and the new Ram 1500 TRX.

•In Enlarged Europe, Q3 shipments increased by approximately 54 thousand units, or 10% year-over-year. Growth came from both Stellantis and Leapmotor-branded vehicles, driven by BEV shipments. For Stellantis brands, shipment growth was driven primarily by approximately 26 thousand units of the Smart Car platform nameplates, including the Citroën C3 and C3 Aircross, Opel/Vauxhall Frontera, and Fiat Grande Panda. The new Fiat 500 Hybrid and the new Jeep Compass also contributed positively, adding approximately 6 thousand units and 5 thousand units, respectively. To a lesser extent, Light Commercial Vehicle shipments also supported growth, increasing by approximately 7 thousand units, led by BEV versions. These gains were partially offset by a decline of approximately 28 thousand units in shipments of other models, including Opel Corsa, Opel Mokka, Citroën C4, Alfa Romeo Junior and Peugeot 2008.
Leapmotor-branded vehicle shipments increased by approximately 34 thousand units to 44 thousand units, supported by the new launches of the B10 and the B03X.

•In Middle East & Africa, shipments declined by approximately 20 thousand units, or 21% year-over-year, primarily reflecting lower volumes in Türkiye, down approximately 21 thousand units amid weaker market conditions and reduced shipments of imported vehicles due to the planned launch in October 2026 of local production of small vans. Higher shipments in Algeria and Morocco more than offset lower volumes in the Gulf Cooperation Council countries, which were impacted by the regional conflict.

•In South America, shipments decreased slightly year-over-year, by approximately 1 thousand units. The growth in Brazil, up approximately 13 thousand units, due to favorable industry conditions, was more than offset by lower shipments in other markets, mainly in Argentina, where shipments declined by approximately 11 thousand units impacted by weaker market conditions.

•In Asia Pacific, Q3 shipments at 15 thousand units declined by approximately 6% year-over-year, primarily due to lower shipments in Japan, amid weaker market conditions and an unfavorable comparison with higher prior-year volumes from product launches. Higher volumes in India, including from Smart Car platform vehicles, partially offset the decline.

NOTES

(1)     Consolidated shipments only include shipments by the Company’s consolidated subsidiaries, which represent new vehicles invoiced to third parties (dealers/importers or final customers). Consolidated shipment volumes for Q3 2026 presented here are unaudited and may be adjusted.
With effect from January 1, 2026, our Maserati reportable segment has been eliminated, and its shipments are reported consistently with our other brands, in that transactions are treated on a “where sold” basis. Comparative information has been restated.
Consolidated shipments include shipments for Leapmotor International, which is a jointly established, Stellantis-controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor-branded vehicles outside of China.

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About Stellantis

Stellantis (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com

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For more information, contact:
investor.relations@stellantis.com
Fernão SILVEIRA +1 947 252 3969 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com

Safe Harbor Statement

This document contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in trade policy, the imposition of global and regional tariffs targeted to the automotive industry; the Company’s ability to accurately predict the market demand for electrified vehicles; the Company’s ability to offer innovative, attractive products; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; the Company's ability to attract and retain experienced management and employees; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers; risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

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